Filed by Compass Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: TexasBanc Holding Co.
Commission File No. 001-31272
Dated: September 26, 2005
September 26, 2005
Q&A#1
Questions & Answers About the
Compass/TexasBank Merger

This document contains answers to many questions that have been raised regarding the Compass/TexasBank merger. We will continue to provide you information as additional questions are posed and as details develop.
When will we know if we have a job with Compass, what that position will be, where that position will be and to whom we will report? Which departments will be relocated or eliminated?
     We’re working quickly to make these decisions and will share them with you as soon as possible. We hope to be able to make all staffing decisions by early December or before.
     Please know that it is our goal to minimize job displacements to the greatest extent possible.
     With very few exceptions, we expect that all customer-facing personnel will be retained. Generally, “customer-facing personnel” means employees who serve customers in person, face-to-face. In the staff and operations areas, duplication of some functions exists. We will retain as many employees as possible in their current positions or in alternative positions, which we will try to make available to displaced employees on a priority basis.
     We expect that a vast majority of displacements will not occur until the March/April 2006 timeframe. We will make every effort to ensure that anyone who is displaced will receive at least one month’s notice.
     At this time, we cannot say with certainty that retained employees will have the exact same job they have now; however, we would expect that as a general rule, employees will be in the same job or in one that is quite comparable. It is impossible to say at present to which managers anyone will report.
What will happen to my banking center? Will any be closed or consolidated?
     We need time to carefully study what is best for the company and our customers. At this point, we cannot say what will be decided regarding any particular TexasBank location or its hours of operation.
Will our job titles change?
     Your job title will conform to Compass Bank job titles.

Is Compass’ salary structure similar to ours?
     Because the roles at TexasBank are generally the same as those at Compass, we anticipate the salary structures will also be similar.
     Compass reviews its salary structures at least annually to ensure they are competitive in the respective markets in which they do business. We do not anticipate any salary structure issues at this time.
How does Compass manage pay raises and year-end bonuses?
     We grant merit pay increases annually, based on performance. Regarding bonuses, Compass has a significant number of incentive plans, some of which pay monthly, some quarterly and some annually. Annual bonuses are generally paid in December, January or February, depending on the plan.
How do Compass’ benefits compare with TexasBank’s?
     Later this week you’ll receive comprehensive information that describes Compass’ menu of benefits plans and how the major plans (health, 401(k), etc.) compare with TexasBank’s.
How will this merger affect my seniority?
     Your years of service at TexasBank will still be counted toward your seniority — you will not be “starting at zero” at Compass. Your hire date with TexasBank will be used toward computing your eligibility for benefits and service awards.
What is Compass’ policy on promoting from within?
     Compass’ staffing philosophy is to provide internal opportunities for employees, on a priority basis, whenever feasible. We encourage managers to assist employees in pursuing long-term careers at Compass by helping them identify job positions and career tracks that would be best suited for them. Compass also uses job posting as a tool to notify employees of openings for which they may wish to apply.
Will we be able to make the same commitments to our communities in volunteer service and corporate donations?
     Compass — like TexasBank — has a strong commitment to volunteer and community service.
     Through the TEAMCompass employee volunteer committees, employees are encouraged to pool their energy, time, talent and compassion to help those in need within their communities.
     Through Compass Foundation, Compass allocates up to 1 percent of its pre-tax income for charitable activities. Local market management throughout the company determines how approximately 70 percent of these funds are to be distributed. The remaining funds are administered by the Compass Foundation Policy Committee, which distributes funds for charitable activities designated by Corporate Management.
What is Compass’ dress code?
     Compass employees wear regular business attire: suits and ties for men and suits, skirts, pantsuits or dresses for women. Compass employees also enjoy the option of wearing business-casual attire on Fridays and Saturdays.
Does Compass have an online teller system?
     No. Similar to the off-line systems that TexasBank uses, Compass uses Sharp machines for completing teller transactions.
Should we continue to bid on public funds during this transition period?
     Yes — this activity should continue as usual.
If Compass and TexasBank have customers in common, who will be their primary contact?
     During this transition period, the customer may choose to use a TexasBank or a Compass representative as their primary contact — it is entirely up to them. After the merger date, these decisions should me made by local market managers in conjunction with relationship managers (i.e., customer-facing personnel).
When will our customers be notified about the merger?
     We’re reviewing plans for notifying customers and will need more time to make final decisions. Of course, many customers have heard about the merger via the news media. However, we certainly will communicate directly with them about the merger and we believe this will occur just prior to conversion to Compass’ systems, products and services, which is expected to be completed in the March/April 2006 timeframe.
Where is the Human Resources Department located?
     Compass maintains human resources offices in most markets. We plan to maintain a Fort Worth-area human resources office following the merger.